

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 2, 2008

Mr. Jonathan Deane
President
Tanzanian Royalty Exploration Corp.
Suite 404 – 1688 152nd Street
South Surrey, BC
V4A 4N2

Re: Tanzanian Royalty Exploration Corp.
Form 20-F
Filed November 30, 2007
File No. 1-32500

Dear Mr. Deane:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Christopher J. White
Branch Chief